Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SYS:

We consent to the incorporation by reference in the registration statements (No. 333-104372 and 333-75023) on form S-8 of SYS and Subsidiaries ("SYS") of our report dated March 18, 2005, with respect to the balance sheets of Xsilogy, Inc. (the "Company") as of December 15, 2004 and December 31, 2003, and the related statements of operations, stockholders' deficit and cash flows for the period from January 1, 2004 through December 15, 2004 and the year ended December 31, 2003, which report appears in this Form 8-K of SYS dated March 23, 2005.

Our report refers to the Company's recurring losses from operations and the accumulated deficit that raises substantial doubt about its ability to continue as a going concern.

/s/ KPMG LLP

San Diego, California
March 22, 2005